

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2018

Peter M. Graham
Executive Vice President and Chief Financial Officer
PRA Group, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

      Re: PRA Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 000-50058

Dear Mr. Graham:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Consolidated Income Statements, page 46

1.   Your consolidated balance sheet format appears to loosely follow the guidance of Article 9 of Regulation S-X; however, your consolidated income statements do not appear to comply with the guidance in Article 5 or Article 9 of Regulation S-X. Please tell us which Article you determined to apply to your financial statement presentation and how you determined that your presentation complied with that Article. Furthermore, please explain in detail why you believe it is appropriate to net provision for losses against income recognized on finance receivables, net as neither Article 5 nor Article 9 of Regulation S-X appears to permit the provision for doubtful accounts and notes, or provision for loan losses, respectively, to be netted against the revenue line item.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at 202-551-3436 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

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